1



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549










                                    FORM 11-K





                                   (Mark One)

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from to








                       CENTRAL AND SOUTH WEST CORPORATION
                             RETIREMENT SAVINGS PLAN
                            (Full title of the plan)









                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office)

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS
                                      PAGE

     SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

    INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . . . 4

                              FINANCIAL STATEMENTS:
     Statements of Net Assets Available for Benefits. . . . . . . . . . . 5
     Statements of Changes in Net Assets Available for Benefits . . . . . 6
    Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . 7-12

                             SUPPLEMENTAL SCHEDULE:
      I. Schedule of Assets Held as of December 31, 2001. . . . . . . . 13

                                    EXHIBIT:
     Exhibit Index. . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
     Consent of Independent Auditors. . . . . . . . . . . . . . . . . . . 15

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Trusts Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.










                                                         By: /s/ J. Steven Kiser
                                               ---------------------------------
                                                      J. Steven Kiser, Secretary
                                               Employee Benefit Trusts Committee

         Date:   June 25, 2002

         INDEPENDENT AUDITORS' REPORT

         American Electric Power Service Corporation, as Plan Administrator:

         We have audited the accompanying statements of net assets available for benefits of the Central and South West Corporation Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




         DELOITTE & TOUCHE LLP
         Columbus, Ohio
         June 25, 2002



CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

                                                                                    2001                 2000
                                                                                    ----                 ----

Assets:
Investments:
    Bank Investment and Other Fixed Income Contracts                        $192,824,952          $177,623,922
    American Electric Power Company, Inc. - Common Stock
                                                                             202,688,478           230,499,010
    Registered Investment Company Funds                                      301,278,613           349,265,577
    Fidelity Institutional Cash Portfolio Fund                                 5,744,073                  -
    Participant Loans                                                         28,291,280            28,548,564
                                                                            ------------          ------------

       Total Investments                                                     730,827,396           785,937,073

Other Receivables                                                                587,237                  -
                                                                            ------------          ---------

Net Assets Available For Benefits                                           $731,414,633          $785,937,073
                                                                            ============          ============

See notes to financial statements.


CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                    2001                 2000
                                                                                    ----                 ----

Investment Income:
    Interest                                                                $  7,597,315          $ 11,989,823
    Dividends                                                                 18,888,110            39,413,096
    Net Appreciation (Depreciation) in Fair
     Value of Investments                                                    (57,149,058)           26,663,750
    Administrative and Investment Expenses                                      (112,476)             (314,160)
                                                                            ------------          ------------

       Total Net Investment Income (Loss)                                    (30,776,109)           77,752,509

Contributions:
    Employers                                                                 14,472,672            15,239,396
    Participants                                                              28,570,302            30,771,253
                                                                            ------------          ------------

       Total Contributions                                                    43,042,974            46,010,649

Distributions to Participants                                                (66,789,305)          (91,017,596)

Increase (Decrease) In Net Assets                                            (54,522,440)           32,745,562

Net Assets Available For Benefits
    Beginning of Year                                                        785,937,073           753,191,511
                                                                            ------------          ------------

Net Assets Available For Benefits
    End of Year                                                             $731,414,633          $785,937,073
                                                                            ============          ============

See notes to financial statements.

CENTRAL AND SOUTH WEST CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.       PLAN DESCRIPTION

The following description of the Central and South West Corporation Retirement Savings Plan is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Central and South West Corporation (CSW or the Corporation) Employees' Thrift Plan (Thrift Plan), a defined contribution plan, was adopted by the Corporation effective December 22, 1959, and was renamed "Central and South West Corporation Thrift Plus" (Thrift Plus), effective January 1, 1991. It was renamed "Central and South West Corporation Retirement Savings Plan" (the "Plan"), effective July 1, 1997.

On June 15, 2000 American Electric Power Company, Inc (the Company) merged with CSW so that CSW became a wholly-owned subsidiary of the Company. The merger agreement provides that the CSW qualified plans will remain in effect until July 1, 2002. The Company anticipates that the Plan will merge with the American Electric Power System Retirement Savings Plan on January 1, 2003.

The following former Central and South West System companies are participating employers in the Plan as of December 31, 2001:

                  Central Power and Light Company (CPL)
                  Public Service Company of Oklahoma (PSO)
                  Southwestern Electric Power Company (SWEPCo)
                  West Texas Utilities Company (WTU)
                  Central and South West Services, Inc. (CSWS)
                  CSW Energy, Inc. (CSWE)
                  CSW Energy Services, Inc.
                  C3 Communications, Inc.
                  EnerShopSM Inc.

Effective May 15, 2000, Fidelity Management Trust Company (Fidelity) was appointed Trustee and Recordkeeper for the Plan and all Plan assets were transferred to Fidelity's custody as of that date. Prior to that date, Mellon Bank was the Trustee and Hewitt Associates was the Recordkeeper for the Plan. Some enhancements were made to the Plan in conjunction with the change to Fidelity, including immediate vesting by participants in employer contributions, thereby making them not subject to forfeiture. In addition, participants who terminate employment with the Corporation and have outstanding loans may elect the option of paying off the balance under the existing terms over the remaining life of the loan.

Generally, eligible employees participating in the Plan may make contributions in 1% increments up to 20% of their salary. The employers contribute to the Plan, on behalf of each participant, an amount equal to 75% of the participant's contribution up to 6% of the participant's compensation for each payroll period, subject to certain limitations. All contributions are participant directed. All contributions are deposited to the trust after each pay period. The Tax Reform Act of 1986 restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections, change contribution percentages, or move existing fund balances on a daily basis. Prior to May 15, 2000, forfeitures of the employer contributions without a fully vested interest resulting from termination of participation in the Plan were used by the employers to reduce their future contributions. Forfeitures were reinstated if the participant was re-employed by a participating employer and returned to the Plan within five years. The forfeitures for the year ended December 31, 2001, and 2000 were $-0-, and $78,151, respectively.

Net contributions made to the Plan by the employers and the participants for the years ended December 31, 2001, and 2000, were $43,042,974, and $46,010,649, respectively.

A participant's account shall be distributed at the option of the participant, to the participant or the participant's designated beneficiary, upon termination of employment or death. In the event of termination of a participant's employment before reaching age 55, other than by death, there shall be available to the participant for distribution the vested interest in the participant's account as a lump sum. A participant may make withdrawals at any time from any remaining contributions previously made, but not exceeding the entire balance in the account. Participants may elect to receive the funds either by lump sum, equal to market value at time of withdrawal, or an actuarially determined annuity payment, or by rolling the funds into another qualified plan of the participant's choice. Additionally, employees may direct that their contributions be made on an after-tax basis and/or a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code (Code). An employee's taxable income for federal income tax is reduced by any pre-tax contribution. Certain restrictions, as defined by the Code, are placed on the availability of those pre-tax accumulated funds.

American Electric Power Service Corporation has been the Plan Administrator since May 15, 2000. Prior to that time, the Plan was administered by CSW's Benefits Advisory Committee.

Subsequent to May 15, 2000, participants may direct the investments of their contributions to any of the following funds:

         The Fixed Income Fund, the objective of which is to invest in the Fidelity Retirement Government Money Market Portfolio and investment contracts from a wide variety of providers at varying annual interest rates.

         The AEP Stock Fund, the objective of which is to invest in AEP common stock and temporary investments in the Fidelity Institutional Cash Portfolio Money Market Fund.

         The Fidelity Puritan Fund, the objective of which is to invest in a broadly diversified portfolio of domestic and foreign common stocks, and preferred stocks and bonds, including lower-quality, high-yield debt securities. The prospectus for the Puritan Fund indicates that the Puritan Fund is a growth and income fund.

         The Fidelity OTC Portfolio, the objective of which is to invest in common stocks, preferred stocks, securities convertible into common stocks, and debt securities that are traded on the over-the-counter
         (OTC) securities market. The prospectus for the OTC Portfolio indicates that the OTC Portfolio is a growth fund.

         The Fidelity Overseas Fund, the objective of which is to invest in foreign securities, including common stocks and securities convertible into common stocks, as well as debt instruments. The prospectus for the Overseas Fund indicates that the Overseas Fund is an international growth fund.

         The Fidelity Blue Chip Growth Fund, the objective of which is to invest in a diversified portfolio of common stocks of well-known and established domestic and foreign companies. The prospectus for the Blue Chip Growth Fund indicates that the Blue Chip Growth Fund is a growth fund.

         The Fidelity Equity-Income Fund, the objective of which is to seek reasonable income and also to consider the potential for capital appreciation. The fund seeks a yield that exceeds the yield on the securities comprising the Standard and Poor's 500 index and normally invests at least 65% of its total assets in income-producing equity securities, while potentially investing in other types of equity securities and debt securities, including lower-quality debt securities.

         The Fidelity Low-Priced Stock Fund, the objective of which is to seek capital appreciation by normally investing at least 65% of total assets in low-priced common stocks ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies.

         The Fidelity Freedom Income Fund, the objective of which is to seek high current income and, secondarily, to seek capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

         The Fidelity Freedom 2000 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2000 approaches its target retirement date. Targeted to investors expected to retire around the year 2000.

         The Fidelity Freedom 2010 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. Targeted to investors expected to retire around the year 2010.

         The Fidelity Freedom 2020 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. Targeted to investors expected to retire around the year 2020.

         The Fidelity Freedom 2030 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. Targeted to investors expected to retire around the year 2030.

         The Fidelity Freedom 2040 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. Targeted to investors expected to retire around the year 2040.

         The Fidelity Spartan U.S. Equity Index Portfolio, the objective of which is to invest in a group of common stocks. The prospectus for the Spartan U.S. Equity Index portfolio indicates that the Spartan U.S. Equity Index Portfolio is a growth and income fund which is designed to approximate the composition and total return of the S&P 500.

         Prior to May 15, 2000, participants could direct the investment of their contributions to any combination of the following funds:

         Fixed Income Fund, the objective of which was to invest in fixed income securities such as guaranteed investment contracts, temporary cash investments, government obligations and other fixed income securities that has been selected by the Investment Committee.

         CSW Corporation Stock Fund, the objective of which was to invest in Central and South West Corporation common stock. In 1994, the fund enrolled in the CSW PowerShare Dividends Reinvestment and Stock Purchase Plan with the intention of reducing the administrative expenses of the Plan associated with the payment of dividends.

         Asset Allocation Fund, the objective of which was to invest in equity mutual funds and a fixed income corporate bond fund. The allocation between equity mutual funds and the fixed income corporate bond fund could be shifted from time to time based on the attractiveness of the stock market.

         Capital Appreciation Fund, the objective of which was to invest in mutual funds that had a goal of long-term growth with no emphasis on current income. The mutual funds purchase stocks of rapidly growing companies or companies with the potential for exceptional growth.

         Growth and Income Fund, the objective of which was to invest in mutual funds whose goal was a combination of both growth and current income. These mutual funds purchased stocks of growing companies as well as those whose share price had increased while paying steady dividends.

Participants may transfer the value of their own cumulative contributions, in any whole percentage or dollar amount, among investments, change their investment elections, and change their contribution percentage as often as they like. Except for their pre-tax contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including company matching contributions which are immediately vested. Pre-tax contributions are not eligible for withdrawal by participants not yet age 59-1/2, except under hardship as defined by the Plan.

Participants may borrow from their savings plan accounts, a minimum of $1,000 ($500 prior to May 2000) up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one year to 60 months, except for certain loans to purchase a home for which the maximum term is 15 years. Interest rates, fixed for the life of the loan, are established by the Plan Administrator in accordance with the requirements of law. Active employees make principal and interest payments through payroll deductions. Retirees/surviving spouses make monthly payments using a coupon book.

2.       ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments have been recorded based on the trade-date and are reported in the Statements of Net Assets Available for Benefits at fair value or contract value. The AEP Stock Fund investments are valued at year-end quoted closing prices. The year-end valuations for the various Fidelity funds are based on the closing market prices for the underlying securities as provided by the Trustee.

Dividends and interest income are recorded as earned. These amounts are reinvested by the Trustees in the same funds which generated such income. Investment management fees are accounted for as a reduction in net investment income.

Distributions are recorded when paid. There were no amounts due to participants who requested distributions from the Plan at December 31, 2001 and 2000.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.


3.       INVESTMENTS EXCEEDING 5% OF PLAN NET ASSETS

Investments exceeding five percent of net assets were:

                                                                    Fair Value
                                                                    December 31,
                                                        ------------------------
                                                             2001                         2000
                                                             ----                         ----
AEP Common Stock                                        $202,688,478                 $230,499,010

Fixed Income Fund                                        192,824,952                  177,623,922

Fidelity Blue Chip Growth Fund                           120,120,145                  159,127,794

Fidelity Equity Income Fund                               94,071,790                  104,768,291



4.    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During 2001 and 2000, the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in value by $(57,149,057) and $26,663,750, respectively, as follows:

                                                                          Year Ended December 31,
                                                             2001                          2000
                                                             ----                          ----
Investments at Fair Value:
 Central and South West
  Corporation Common Stock                                         $  -               $ 10,125,387
 American Electric Power
  Company Common Stock                                         (11,870,277)             59,184,228
Investments at Estimated Fair
 Value:
 Registered Investment Companies
  and Group Annuity, Bank
  Investment and Other Fixed
  Income Contracts                                             (45,278,781)            (42,645,865)
                                                        -      -----------            ------------

     Total                                                    $(57,149,058)           $ 26,663,750
                                                              ============            ============


5.    FEDERAL INCOME TAX

The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Code; therefore, the Plan is exempt from federal income tax pursuant to Section 501(a) of the Code.

The Plan obtained its latest determination letter on August 17, 1999, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and employer contributions until such amounts are distributed to participants. Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until pre-tax contributions and earnings are distributed.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, AEP has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

7.       RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE I
-----------------------
ASSETS HELD AS OF DECEMBER 31, 2001

                                           NUMBER OF              FAIR/CONTRACT
                                           SHARES/UNITS           VALUE                                COST
                                           ------------------     -------------                ------------

FIXED INCOME FUND                              192,824,952 Units       $192,824,952                $192,824,952

THE AEP STOCK FUND:
American Electric Power
  Company, Inc. Common
  Stock $6.50 per value                         4,656,294 Shares       $202,688,478                $177,215,252

Fidelity Institutional
  Cash Portfolio Fund                           5,744,073 Units           5,744,073                   5,744,073
                                                                  ---     ---------         ---       ---------

Total - The AEP Stock Fund                                             $208,432,551                $182,959,325
                                                                       ============                ============

REGISTERED INVESTMENT COMPANY:

The Fidelity Blue Chip
 Growth Fund                                     2,797,395 Units        $120,120,145               $155,924,718
The Fidelity Equity Income Fund                  1,928,886 Units          94,071,790                 98,665,730
The Fidelity Freedom
 2000 Fund                                         214,802 Units           2,474,524                  2,632,669
The Fidelity Freedom
 2010 Fund                                         171,667 Units           2,164,723                  2,380,763
The Fidelity Freedom
 2020 Fund                                         155,272 Units           1,953,324                  2,292,942
The Fidelity Freedom
 2030 Fund                                         149,820 Units           1,881,744                  2,345,560
The Fidelity Freedom
 2040 Fund                                          13,064 Units              96,540                     98,194
The Fidelity Freedom Income
 Fund                                              140,062 Units           1,530,880                  1,557,430
The Fidelity Low-Priced
 Stock Fund                                        536,599 Units          14,713,539                 13,427,379
The Fidelity OTC Portfolio                         639,885 Units          19,945,202                 32,200,152
The Fidelity Overseas Fund                         190,665 Units           5,228,032                  7,412,709
The Fidelity Puritan Fund                        1,718,181 Units        $ 30,360,262               $ 31,957,775
The Fidelity Spartan
 U.S. Equity Index
  Portfolio                                        165,795 Units           6,737,908                  7,913,421
                                                                  ---      ---------        ---       ---------
Total - Registered Investment
  Company                                                               $301,278,613               $358,809,442
                                                                        ============               ============

PARTICIPANT LOANS (interest rates
 ranging from 7% through 10.5%
 maturing through December 2015)                                        $ 28,291,280               $ 28,291,280
                                                                        ============               ============

TOTAL INVESTMENTS                                                       $730,827,396               $762,884,999
                                                                        ============               ============


CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN


EXHIBIT INDEX


Exhibit No.                       Description

   23                    Consent of Deloitte & Touche LLP

CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN


                                                             EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

Central and South West Corporation:

We consent to the incorporation by reference in the previously filed registration statement on Form S-8 (File No. 333-39402), of our report dated June 25, 2002 appearing in this Annual Report on Form 11-K of Central and South West Corporation Retirement Savings Plan for the year ended December 31, 2001.





DELOITTE & TOUCHE LLP
Columbus, Ohio
June 28, 2002